FindEx.com, Inc.
4437 SOUTH 134th STREET
OMAHA, NE 68137
TELEPHONE: 402.333.1900
TELEFAX: 402.778.5763

By Electronic Filing and Federal Express
                       June 13, 2011

Ms. Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	FindEx.com, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 16, 2011
File No. 000-29963

Dear Ms. Mills-Apenteng:

In connection with our May 16, 2011 filing of a preliminary information statement on Schedule 14C relating to certain of our corporate actions, and the comments set forth in your subsequent letter to us regarding the same dated May 26, 2011, please note that, filed together with this transmittal letter, is Amendment No. 1 to that information statement, and provided below are certain narrative responses to the comments provided in your letter in each case corresponding to the number of your specific comment.  As I trust that you were informed, our outside legal counsel, Michael Membrado, phoned Ms. Jacobs this past Friday, June 10 and spoke with one of her assistants regarding the fact that this filing would not be made until today.

The Asset Sale Transaction, page 4

Comment 1:

The proposed asset sale transaction is within the scope of Item 14(a)(4) of Schedule 14A, and all of the information required by Item 14 of Schedule 14A should be provided. See Item 1 of Schedule 14C. Please revise your document to include this information. Note that the information provided to stockholders should give the adequate textual and financial information for a thorough understanding of the operations that are being sold, and the operations that will continue, if any, or are proposed following the asset sale.

Response:

I refer you specifically to pages 5 through 20, and F-1 through F-9 of our amended filing, as well to pages 1 through 5 more generally. Both specifically and generally, the extent of disclosure relating to the pending asset sale transaction has been expanded and supplemented substantially, both textually and financially, and is believed by us to comply in all respects with the mandate of Item 14 of Schedule 14A.  In this regard, we believe that this expanded and supplemented disclosure assures our stockholders of being able to obtain a thorough understanding of the operations that are being sold in the transaction, and the operations that will continue following its consummation.

Ms. Maryse Mills-Apenteng
The United States Securities and Exchange Commission
June 13, 2011
- page 2 of 3 -

Comment 2:

Among other matters, please provide a materially complete discussion of the negotiation of the terms of the sale of the agreement. Provide an overview of the negotiations that occurred with WORDsearch Corp., LLC that led to the May 5, 2011 agreement. Discuss any significant proposals and counter-proposals made by the selling and purchasing parties with respect to any material terms of the agreement including the purchase price. Refer to paragraph (b)(7) of Item 14.

Response:

I refer you to pages 5 through 9 of our amended filing.  In accordance with the mandate of paragraph (b)(7) of Item 14 of Schedule 14A, these pages include a section entitled “Background and Events Leading up to the Pending Asset Sale” that provides a thorough and detailed discussion of the events and circumstances that led up to the pending asset sale transaction, including a detailed chronology of the discussions and negotiations that have taken place to date in connection with it.

Comment 3:

We note the financial information you have included beginning on page 5, which you have titled “unaudited pro forma condensed financial information.” However, it does not appear that this information meets the requirements regarding financial information required in an asset sale. Please refer to Question H.6 in the Manual of Publicly Available Telephone Interpretations (Third Supplement, July 2001) available on our website for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that your Information Statement should include your historical financial information pursuant to Item 14(c)(1) of Schedule 14A. In addition, the unaudited financial statements of the business being sold should be provided for the same periods as are required for the registrant, along with pro forma information. Refer also to Rule 3-05 and Article 11 of Regulation S-X. Please revise your Information Statement accordingly.

Response:

I refer you to pages F-1 through F-9 of our amended filing.  We have expanded our financial statements and pro forma information, including footnotes, relating to the pending asset sale so as to comply with the requirements relating thereto under each of Schedule 14A and Regulation S-X.

Comment 4:

In addition to providing the financial information of the business being sold, it appears that you are retaining assets and liabilities and that you will operate as a business following the asset sale. To the extent this is true, please provide a reasonably detail textual discussion of what is being retained. Discuss how management plans to conduct business following the asset sale and provide management’s views as to the challenges and opportunities afforded with respect to the retained business activities. For guidance in preparing appropriate disclosure concerning the ongoing business activities, refer to Item 3030 of Regulation S-K in considering the appropriate historical as well as prospective information about the financial performance and activities of the ongoing business.

Ms. Maryse Mills-Apenteng
The United States Securities and Exchange Commission
June 13, 2011
- page 3 of 3 -

Response:

I refer you to pages 18 and 19 of our amended filing.  These pages include a section entitled “Our Business and Operations Following the Pending Asset Sale” that provides a detailed and thorough discussion of the assets that will be retained by us following consummation of the pending asset sale, as well as similar and related discussion surrounding our plans for future operations.

Comment 5:

Please provide the contextual background necessary to facilitate shareholder understanding of why management believes the asset sale to be in the best interest of the company and its shareholders. Your expanded discussion should explain why you concluded that the terms of the asset purchase agreement are beneficial to Findex.com’s shareholders and should describe the challenges facing the company going forward, including any change in direction of the business.

Response:

I refer you to pages 9, 10, 18, and 19 of our amended filing.  Included here is a section that we have added entitled “Reasons for the Pending Asset Sale,” which provides a detailed and thorough discussion of the reasons our management believes the pending asset sale is in the best interest of our stockholders.  Please note further that, in the new section referred to above entitled “Our Business and Operations Following the Pending Asset Sale,” certain discussions are included relating to the specific challenges we face going forward.

*          *          *          *          *          *          *          *

In connection with this response, we acknowledge the following:

•	FindEx.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	FindEx.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that you find the response herein to your comments satisfactory in both form and substance.  Please feel free to call me to discuss any questions, issues, or additional comments or requests.  In the meantime, I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Very truly yours,

/s/ Steven Malone
Steven Malone
Chief Executive Officer